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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-86924

Dresser, Inc.

Dresser International, Inc.

Dresser China, Inc.

Dresser Russia, Inc.

Dresser RE, Inc.

Dresser Entech, Inc.

Ring-O Valve, Incorporated

LVF Holding Corporation

(Exact name of registrant as specified in its charter)

15455 Dallas Parkway, Suite 1100, Addison TX 75001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9 3/8% Senior Subordinated Notes due 2011, and the guarantees of such notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 Dresser, Inc., Dresser International, Inc., Dresser China, Inc., Dresser Russia, Inc., Dresser RE, Inc., Dresser Entech, Inc., Ring-O Valve, Incorporated, and LVF Holding Corporation have each caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 2, 2007	By:	/s/ Robert D. Woltil
	Name:	Robert D. Woltil
	Title:	Senior Vice President and Chief Financial Officer Dresser, Inc.

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